                        SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                          --------------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (AMENDMENT NO. 1)

                              NeoRx Corporation
 ----------------------------------------------------------------------------
                              (Name of Issuer)

                         COMMON STOCK, par value $0.02
 ----------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   640520300
 ----------------------------------------------------------------------------
                                  CUSIP Number

                         Bay City Capital Management LLC
                          750 Battery Street, Suite 600
                         San Francisco California  94111
                                (415) 837-0996

                                with a copy to:

                             Brett R. Dick, Esq.
                       Heller Ehrman White & McAuliffe
                               333 Bush Street
                       San Francisco, California  94104
                                 (415) 772-6394
-----------------------------------------------------------------------------
                      (Name, address and telephone number
           of person authorized to receive notices and communications)

                              JANUARY 12, 1999
                        (Date of Event which requires
                          filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

                           (Continued on following pages)

                                (Page 1 of 10 Pages)

CUSIP NO. 640520300                  13D                   Page 2 of 10 Pages
                                AMENDMENT NO. 1

--------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS         The Bay City Capital Fund I, L.P.

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                          (b) /x/

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                        WC

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                             / /

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware

--------------------------------------------------------------------------------
      NUMBER OF     7)  SOLE VOTING POWER                      -0-
       SHARES
    BENEFICIALLY     -----------------------------------------------------------
       OWNED        8)  SHARED VOTING POWER                 1,240,200
         BY
        EACH         -----------------------------------------------------------
     REPORTING      9)  SOLE DISPOSITIVE POWER                 -0-
      PERSON
        WITH         -----------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER            1,240,200

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                                                            1,240,200

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         / /

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     5.90%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                               PN

--------------------------------------------------------------------------------

CUSIP NO. 640520300                  13D                   Page 3 of 10 Pages
                                AMENDMENT NO. 1

--------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS    Bay City Capital Management LLC

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) / /
                                                            (b) /X/
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                        OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                        / /
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION              Delaware

--------------------------------------------------------------------------------
   NUMBER OF   7)  SOLE VOTING POWER                      -0-
    SHARES
 BENEFICIALLY  -----------------------------------------------------------------
    OWNED      8)  SHARED VOTING POWER                 1,240,200
      BY
     EACH      -----------------------------------------------------------------
   REPORTING   9)  SOLE DISPOSITIVE POWER                 -0-
    PERSON
     WITH      -----------------------------------------------------------------
              10)  SHARED DISPOSITIVE POWER            1,240,200

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                                                       1,240,200

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         / /

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     5.90%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                               OO

--------------------------------------------------------------------------------

CUSIP NO. 640520300                  13D                   Page 4 of 10 Pages
                                AMENDMENT NO. 1

--------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS              Bay City Capital LLC

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) / /
                                                            (b) /X/

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                        OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                              / /

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware

--------------------------------------------------------------------------------
   NUMBER OF   7)  SOLE VOTING POWER                             -0-
     SHARES
  BENEFICIALLY -----------------------------------------------------------------
     OWNED     8)  SHARED VOTING POWER                      1,240,200
      BY
     EACH      -----------------------------------------------------------------
  REPORTING    9)  SOLE DISPOSITIVE POWER                        -0-
    PERSON
     WITH      -----------------------------------------------------------------
              10)  SHARED DISPOSITIVE POWER                 1,240,200

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                                                       1,240,200
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                          / /

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     5.90%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                               OO

--------------------------------------------------------------------------------

CUSIP NO. 640520300                      13D                 Page 5 of 10 Pages
                                    AMENDMENT NO. 1

                                     INTRODUCTION

     Bay City Capital Management LLC, a Delaware limited liability company ("Management"), hereby files this Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons identified in Item 2 of the Statement pursuant to the Agreement With Respect To
Schedule 13D attached to the Statement as Exhibit 7(1). Defined terms not otherwise defined herein have the meanings ascribed thereto in the Statement.

     Only those Items amended are reported herein.


     Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


     Item 3 is amended by adding the following paragraph:

     In a series of open market transactions on NASDAQ occurring from and including December 28, 1998 to and including January 15, 1999, the Fund acquired an aggregate of 230,200 additional shares of Common Stock of the Issuer. The total funds required to complete these purchases were $321,335.40 (excluding broker commissions). All funds used by the Fund to complete these purchases were obtained from capital contributions made by its partners pursuant to pre-existing capital commitments. All purchases were paid for in cash. A table identifying each such purchase is included in Item 5(c) of this Amendment.


     Item 5. INTEREST IN SECURITIES OF THE ISSUER.


     Item 5 is amended and restated to read as follows:

CUSIP NO. 640520300                  13D                   Page 6 of 10 Pages
                                AMENDMENT NO. 1

     (a) and (b) The aggregate number of shares and percentage of Common Stock of the Issuer (based upon the Issuer's report on Form 10-Q for the quarter ending September 30, 1998, stating that the Issuer had 21,006,964 shares of Common Stock outstanding as of October 9, 1998) beneficially owned by each person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table:



-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 Reporting Person                No. of           Percentage          Power to Vote             Power to Dispose
                                 Shares            of Class       Shared          Sole         Shared         Sole
                              Beneficially
                                  Owned
-------------------------------------------------------------------------------------------------------------------
Fund                           1,240,200            5.90%         1,240,200       -0-        1,240,200        -0-
-------------------------------------------------------------------------------------------------------------------
Management                     1,240,200            5.90%         1,240,200       -0-        1,240,200        -0-
-------------------------------------------------------------------------------------------------------------------
Bay City LLC                   1,240,200            5.90%         1,240,200       -0-        1,240,200        -0-
-------------------------------------------------------------------------------------------------------------------


     Each of the Fund, Management and Bay City LLC share power to vote and to dispose of the 1,240,200 Shares beneficially owned by them with each other.



     The Reporting Persons have been advised that: (a) trusts primarily for the benefit of the lineal descendants of Nicholas J. Pritzker, deceased (the "RA Trusts") own indirect interests in each of the Fund, Management and Bay City LLC; (b) as of January 12, 1999, other trusts primarily for the benefit of the lineal descendants of Nicholas J. Pritzker, deceased (the "Oregon Trusts") also owned indirectly 382,300 shares of Common Stock of the Issuer; (c) Thomas J. Pritzker, one of six managers of each of Management and Bay City LLC, serves as co-trustee of substantially all of the RA Trusts and the Oregon Trusts; (d) the RA Trusts have no express or

CUSIP NO. 640520300                  13D                   Page 7 of 10 Pages
                                AMENDMENT NO. 1

implied agreement with the Oregon Trusts or any of the Reporting Persons to act together for the purpose of acquiring, holding, voting or disposing of the Common Stock or any other equity securities of the Issuer; and (e) the RA Trusts expressly disclaim (i) the existence of any group with the Oregon Trusts or any of the Reporting Persons and (ii) beneficial ownership of the shares of Common Stock currently or hereafter owned by the Oregon Trusts or any of the Reporting Persons.



     In addition, the Reporting Persons have been advised that: (a) Gerald L. Cohn, one of six managers of each of Management and Bay City LLC, is also the indirect owner of interests in each of the Fund, Management and Bay City LLC;
(b) Mr. Cohn serves as one of six directors of the Hannah S. and Samuel A. Cohn Memorial Foundation, a charitable foundation (the "Foundation"); (c) as of January 12, 1999, the Foundation owned 6,000 shares of Common Stock of the Issuer; (d) Mr. Cohn has no express or implied agreement with the Foundation or any of the Reporting Persons to act together for the purpose of acquiring, holding, voting or disposing of the Common Stock or any other equity securities of the Issuer; and (e) Mr. Cohn expressly disclaims (i) the existence of any group with the Foundation or any of the Reporting Persons and (ii) beneficial ownership of the shares of Common Stock currently or hereafter owned by the Foundation or any of the Reporting Persons.



     In addition, the Reporting Persons note that: (a) Frederick B. Craves, the Chairman and one of six managers of Management and the Managing Director of Bay City LLC, is also the Chairman of the Board of Directors of the Issuer; (b) as of January 12, 1999, Mr. Craves, individually, holds options to acquire 230,000 shares of Common Stock of the Issuer and may, in the future, individually acquire additional options and/or shares of Common Stock; (c) except

CUSIP NO. 640520300                  13D                   Page 8 of 10 Pages
                                AMENDMENT NO. 1

for those capacities noted in (a) above, Mr. Craves has no express or implied agreement with any of the Reporting Persons to act together for the purpose of acquiring, holding, voting or disposing of the Common Stock or any other equity securities of the Issuer; and (d) except for those capacities noted in (a) above, the Reporting Persons expressly disclaim (i) the existence of any group with Mr. Craves and (ii) beneficial ownership of the Issuer's equity securities currently or hereafter owned by Mr. Craves.



          (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as set forth in the table below:

-----------------------------------------------------------------------------
Date            Purchaser       # Shares        Price       Total Funds
                                                             Required
-----------------------------------------------------------------------------
12/28/98             Fund         43,500      $1.3190         $57,376.50
-----------------------------------------------------------------------------
12/29/98             Fund         55,000      $1.3281         $73,045.50
-----------------------------------------------------------------------------
12/31/98             Fund         44,200      $1.3890         $61,393.80
-----------------------------------------------------------------------------
1/7/99               Fund         16,500      $1.4840         $24,486.00
-----------------------------------------------------------------------------
1/8/99               Fund         33,000      $1.4844         $48,985.20
-----------------------------------------------------------------------------
1/11/99              Fund          4,200      $1.4688          $6,168.96
-----------------------------------------------------------------------------
1/12/99              Fund         15,000      $1.4688         $22,032.00
-----------------------------------------------------------------------------
1/13/99              Fund          3,800      $1.4688          $5,581.44
-----------------------------------------------------------------------------
1/14/99              Fund          7,500      $1.4688         $11,016.00
-----------------------------------------------------------------------------
1/15/99              Fund          7,500      $1.5000         $11,250.00
-----------------------------------------------------------------------------
TOTAL                            230,200                     $321,335.40
                                ----------                  ------------
-----------------------------------------------------------------------------


     (d) To the best knowledge of the Reporting Persons, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer held by the Reporting Persons.

CUSIP NO. 640520300                  13D                   Page 9 of 10 Pages
                                AMENDMENT NO. 1

(e)  Not applicable.


                       [THE NEXT PAGE IS THE SIGNATURE PAGE]

CUSIP NO. 640520300                  13D                   Page 10 of 10 Pages
                                AMENDMENT NO. 1

                                      SIGNATURE


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 21, 1999


                                             BAY CITY CAPITAL MANAGEMENT LLC



                                             By: /s/ Frederick B. Craves
                                                -------------------------------
                                             Its: MANAGER
                                                 ------------------------------